EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Announces Filing of Annual Report

Ramat Gan, Israel – April 28, 2014 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2013 has been filed with the U.S. Securities and Exchange Commission and the Israel Securities Authority. The annual report is available on the Company's website at http://igld.com/investor-relations/financial-reports/. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

Contact:
Internet Gold
Idit Cohen, IR Manager
+972-3-924-0000
idit@igld.com
or
Investor relations contacts:
Mor Dagan, Investor Relations
+972-3-516-7620
mor@km-ir.co.il